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                                                                    Exhibit 15.8

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-10570 and 333-111310) of Elron Electronic Industries Ltd., of our report dated February 20, 2004, except for Note 9, as to which the date is March 5, 2004 relating to the financial statements of Chip Express Corporation of which our report (excluding the related financial statements) is included in the Elron Electronic Industries Ltd. Annual Report on Form 20-F for the year ended December 31, 2003.


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
San Jose, California  USA
June 21, 2004